

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Michael Grey
Interim Chief Executive Officer
Spruce Biosciences, Inc.
2001 Junipero Serra Boulevard, Suite 640
Daly City, California 94014

> **Re: Spruce Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 30, 2021**
> **File No. 333-261960**

Dear Mr. Grey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel P. Eitutis